Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on post-effective amendment No. 1 to Form S-1 (File No. 333-144865) of our report dated October 6, 2011 on our audits of the consolidated financial statements and schedule of eMagin Corporation as of December 31, 2010 and 2009, and for each of the years in the three year period ended December 31, 2010, which contains an explanatory paragraph regarding a restatement to classify warrants as liabilities and to reflect the change in fair value of these warrants in the statement of operations. In addition, we consent to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ Eisner Amper LLP

New York, New York
December 20, 2011